MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS INC. ANNOUNCES APPOINTMENTS
OF LEAD DIRECTOR AND NEW SPECIAL COMMITTEE MEMBERS

September 2, 2004, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") announced today that the Honourable M. Douglas Young, P.C., has been appointed as "lead director" of MID's Board of Directors. Mr. Young will be the lead independent director on the Board and, in this capacity, will chair in camera sessions of the independent directors and act as a liaison between the independent directors and MID's Chairman and management.

MID also announced that Mr. Young and William Sutton have been appointed to the Special Committee of independent directors of the MID Board established on January 13, 2004 to review, consider and make recommendations to the MID Board concerning MID transactions with Magna Entertainment Corp., Magna International Inc. and other related parties, including the proposed offer by MID announced on July 13, 2004 to acquire all the outstanding MEC Class A Subordinate Voting Shares not already owned by MID.

Mr. Young (who will act as Chairman of the Special Committee) and Mr. Sutton join Messrs. Barry Byrd, Philip Fricke and Manfred Jakszus as members of this committee. The re-constituted Special Committee will review MID's relationship with MEC and make recommendations to MID's Board. In particular, the Special Committee will re-assess the proposed offer and other potential transactions with MEC. MID will issue a press release announcing the conclusions reached by the Special Committee once it has completed this reassessment.

For further information about this press release, please contact John Simonetti at 905-726-7619.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely, "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

Where to Find Additional Information About the Offer

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities of MEC. If the proposed offer is commenced, MID will file an offer to purchase/prospectus with the SEC and Canadian securities regulatory authorities and MEC will file a solicitation/recommendation statement with respect to the Offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement if and when they become available because they will contain important information. At that time, investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement from the SEC's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. IF THE OFFER IS MADE, YOU SHOULD READ THIS OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.